Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

NUTRA PHARMA CORP.

The undersigned hereby certify that:

1.

They are the Chief Executive Officer and the Secretary, respectively, of NUTRA PHARMA CORP., a California corporation (the “Corporation”).

2.

Article FIFTH is deleted in its entirety and replaced with the following (the “Amendment”):

“This corporation is authorized to issue two classes of stock; common and preferred.  The total number of common shares which this corporation is authorized to issue is two billion (2,000,000,000) common shares, each with a par value of $.001 per share (“Common Stock”).

On the close of business on the date this Certificate of Amendment is filed with the California Secretary of State (the “Effective Time”), each forty (40) shares of Common Stock issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof or the Corporation, be combined and converted into one (1) share of validly issued, fully paid and non-assessable Common Stock, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”).  No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split.  Rather, the fractional shares created as a result of the Reverse Stock Split shall be rounded up to the next largest whole number, such that, in lieu of fractional shares, each shareholder who otherwise would be entitled to receive fractional shares of Common Stock as a result of the Reverse Stock Split shall instead be entitled to receive the next largest whole number of shares of Common Stock.

The number of preferred shares which the corporation is authorized to issue is twenty million (20,000,000), each with a par value of $.001 per share (“Preferred Stock”), which Preferred Stock may be issued in one or more series as may be determined from time to time by the Board of Directors, each of which series shall be distinctly designated.

The Board of Directors is hereby authorized to fix or alter the voting rights, designations, powers, preferences and relative and other special rights, and the qualifications, limitations and restrictions of any wholly unissued series of Preferred Stock, and the number of shares of such series, and to increase or decrease the number of shares of any such series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series of Preferred Stock shall be decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of that series.”

3.

The Amendment has been duly approved by the Board of Directors of the Corporation.

4.

The Amendment has been duly approved by the required vote of shareholders of the Corporation in accordance with Sections 902 and 903 of the California Corporations Code.  The Corporation has one class of stock outstanding and such class of stock is entitled to vote on the Amendment. The total number of outstanding shares entitled to vote on the Amendment at the time that shareholder approval was obtained was 1,510,950,321 shares of Common Stock. The number of shares voting in favor of the Amendment equaled or exceeded the vote required, such required vote being more than 50% of the outstanding shares of Common Stock voting as a class.

The undersigned further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of their own personal knowledge.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment, effective as of this 20th day of April, 2015.

By:	/s/ Rik J. Deitsch
Name:	Rik J. Deitsch
Title:	President

By:	/s/ Nina Goldstein
Name:	Nina Goldstein
Title:	Secretary